STATES
CHANGE COMMISSION
D.C. 20549

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-47836

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC MAIL PROCESSING RECEIVED FEB 23 2005 WASH. DC 152 SECTION

NAME OF BROKER-DEALER:

GURUN, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4925 GREENVILLE AVENUE
(No and Street)

DALLAS, (City) TEXAS (State) 75206-4026 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN J. GURUN 214-691-4451
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 03 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name - if individual state last, first, middle name)

14001 GOLDMARK DRIVE, SUITE 115, (Address) DALLAS, (City) TEXAS (State) 75240-4253 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, JOHN J. GURUN , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GURUN, INC. as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) neither the company nor any stockholder, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

John J. Gurun
Signature

PRESIDENT
Title

Fran Carrouth
Notary Public

FRAN CARROUTH NOTARY My Comm. Expires July 13, 2008 PUBLIC TEXAS

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

GURUN, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

CONTENTS

INDEPENDENT AUDITORS' REPORT 1

STATEMENT OF FINANCIAL CONDITION 2

STATEMENT OF INCOME 3

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY 4

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED. 5

STATEMENT OF CASH FLOWS. 6

NOTES TO FINANCIAL STATEMENTS. 7

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY
INFORMATION REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION 9

SUPPORTING SCHEDULES:

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION . . . . . SCHEDULE I 10

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION . . . . SCHEDULE II 12

REPORT PURSUANT TO RULE 17a-5(d). 13

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@earthlink.net

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
GURUN, INC.
DALLAS, TEXAS

We have audited the accompanying statement of financial condition of **GURUN, INC.** as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **GURUN, INC.** as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 9, 2005

GURUN, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 44,112	
Deposit with clearing organization	8,473	
Receivable from broker-dealer	4,688	
Total assets		$ 57,273

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$ 7,225	
Accrued expenses	39,559	
Federal income tax	17	
Total liabilities		$ 46,801
STOCKHOLDERS' EQUITY:		
Common stock, 1,000 shares of $.10 par value authorized and 1,000 shares issued and outstanding	$ 100	
Additional capital	7,900	
Retained earnings	2,472	
Total stockholders' equity		10,472
Total liabilities and stockholders' equity		$ 57,273

The accompanying notes are an integral part of the financial statements.

GURUN, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

REVENUES:		
Commissions	$ 66,096	
Service fees	30,070	
Investment advisory fees	222,716	
Other	2,068	
Total revenues		$ 320,950
COSTS AND EXPENSES:		
Salaries and payroll taxes	175,477	
Clearance costs	9,118	
Other	136,240	
Total costs and expenses		320,835
NET INCOME BEFORE PROVISION FOR INCOME TAXES		115
PROVISION FOR INCOME TAXES:		
Federal income tax		17
NET INCOME		$ 98

The accompanying notes are an integral part of the financial statements.

GURUN, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK	ADDITIONAL CAPITAL	RETAINED EARNINGS	TOTAL
Balances at December 31, 2003	$ 100	$ 7,900	$ 2,374	$ 10,374
Net income			98	98
Balances at December 31, 2004	$ 100	$ 7,900	$ 2,472	$ 10,472

The accompanying notes are an integral part of the financial statements.

GURUN, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2004

Balance at December 31, 2003	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2004	$	-0-

The accompanying notes are an integral part of the financial statements.

GURUN, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES

Net income	$ 98	
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in deposit with clearing organization	(50)	
Increase in receivable from broker-dealer	(1,498)	
Decrease in accounts payable	(28,117)	
Increase in accrued expenses	13,746	
Decrease in state franchise tax payable	(110)	
Decrease in federal income tax payable	(352)	
Net cash provided by operating activities		$(16,283)
Cash at December 31, 2003		60,395
Cash at December 31, 2004		$ 44,112

SUPPLEMENTAL INFORMATION:

Income tax paid	$ 385

The accompanying notes are an integral part of the financial statements.

GURUN, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

A. COMPANY:

GURUN, INC., was incorporated in Texas in January 1991 and began operations in January 1995. The Company is a member of the National Association of Securities Dealers, Inc. and operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by a correspondent broker-dealer.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities -** Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash and Cash Equivalents -** The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

3. **Equipment -** Equipment is stated at cost less accumulated depreciation, which is provided by charges to income over estimated useful lives using accelerated methods.

4. **Use of Estimates -** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

The carrying amounts of assets and accounts payable in the balance sheet approximate fair value.

D. LEASING ARRANGEMENTS:

For the year ended December 31, 2004, rental payments on an operating lease for an office facility totaled $8,551. At December 31, 2004, minimum annual rental commitments on the lease were $8,412 through July 31, 2006.

E. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $9,574, that was $4,574 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.89 to 1.

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@earthlink.net

INDEPENDENT AUDITORS' REPORT OF SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

BOARD OF DIRECTORS
GURUN, INC.
DALLAS, TEXAS

We have audited the accompanying financial statements of **GURUN, INC.** as of and for the year ended December 31, 2004, and have issued our report thereon dated February 9, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 9, 2005

GURUN, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF NET CAPITAL:

Total stockholders' equity qualified for net capital	$ 10,472
Add:	
Other deductions or allowable credits	- 0 -
Total capital and allowable subordinated liabilities	10,472
Deductions and/or charges:	
Non-allowable assets	- 0 -
Net capital before haircuts on securities positions	10,472
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	898
Net Capital	$ 9,574

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	$ 46,801

(Continued)

GURUN, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2004

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,120
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 4,574
Excess net capital at 1000%	$ 4,894
Ratio of aggregate indebtedness to net capital	4.89 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 9,591
Audit adjustment – Income tax liability	(17)
Net capital	$ 9,574

GURUN, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

(See Independent Auditors' Report On Supplementary Information.)

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: SWS, Inc.

GURUN, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2004

Hendricks, Graves and Associates, LLP

Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@earthlink.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
GURUN, INC.
DALLAS, TEXAS

In planning and performing our audit of the financial statements of **GURUN, INC.** for the year ended December 31, 2004, we considered its internal control structure, including procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 9, 2005